FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 18, 2003

Pan American Silver Corp

(Translation of registrant’s name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1

Press Release dated July 21, 2003 – Issues US$75 Million Convertible Unsecured Senior Subordinated Debentures

NEWS RELEASE

July 21, 2003

PAN AMERICAN SILVER ISSUES US$75 MILLION CONVERTIBLE UNSECURED SENIOR SUBORDINATED DEBENTURES

 (all figures in US dollars unless otherwise stated)

Vancouver, Canada - Pan American Silver Corp. (“Pan American”) (NASDAQ: PAAS; TSE: PAA) announced today that it has entered into a bought deal agreement to issue US$75 million aggregate principal amount of 5.25% convertible unsecured senior subordinated debentures due July 31, 2009 (the “Debentures”) to a syndicate led by BMO Nesbitt Burns Inc., and including CIBC World Markets Inc. and Canaccord Capital Corporation (“the Underwriters”).  In addition, the Company has granted the Underwriters an option exercisable for up to 30 days after closing to purchase up to an additional US$11.25 million principal amount of the Debentures on the same terms and conditions.  The Company is offering the Debentures under its shelf prospectus in Canada and its registration statement in the United States.

The Debentures will bear interest at a rate of 5.25% per annum, payable in cash or common shares and will be convertible, at the option of the holder, at any time prior to maturity or redemption into common shares of Pan American at a conversion price of US$9.57 per common share, which is equal to a conversion rate of approximately 104.4932 common shares per US$1,000 principal amount of Debentures.  Pan American may not redeem the Debentures prior to July 31, 2006.  Subsequent to July 31, 2006 and prior to July 31, 2009, the Debentures will be redeemable provided that Pan American’s common shares are trading at not less than 125% of the conversion price.  The Company has applied to have the Debentures listed for trading on the Toronto Stock Exchange. The transaction is expected to close on or about July 30, 2003.

Pan American intends to use the proceeds to fund development of the Alamo Dorado project, future capital, development and exploration programs, working capital requirements and for other general corporate purposes.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or same would be unlawful prior to the registration or qualification under the securities laws of any such state.

Pan American will host a conference call on Thursday, July 31 at 11:00 am PDT (2:00 pm EDT) to discuss the financing and the Company’s future plans. North American participants may access the call live toll free at 1 877 211-7911. To listen to a playback of the call anytime before August 7th, please dial 1 800 408-3053 and enter the pass code 1459940.  The conference call will also be broadcast live and archived for later playback on the internet at www.q1234.com.

For Further Information Contact:

Brenda Radies, Vice-President Corporate Relations (604) 806-3158

Geoff Burns, President (604) 684-1175

- End -

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Geoff Burns

(Signature)

Geoff Burns, President

Date: July 21, 2003